

ANGLO AMERICAN



02002723

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

U.S. POST OFFICE
DELAYED

Secretary's Office

A J Guthrie
Companies Secretary

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8752
e-mail tguthrie@angloamerican.co.uk



RECEIVED
JAN 23 2002
316
WASH, D.C.

19 December 2001

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to directors' interests and De Beers $4bn trade agreement with Russia's Alrosa.

Yours faithfully
For and on behalf of
Anglo American plc

A J Guthrie
Company Secretary

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN PLC


RECEIVED
JAN 23 2002
316
WASH, D.C.
SECTION

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 18 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 100,000 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,020,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 18 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

19 December 2001

ANGLO AMERICAN PLC


RECEIVED
JAN 23 2002
316
WASH, D.C.

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 14 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 66,200 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,120,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 14 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

17 December 2001



ANGLO AMERICAN


RECEIVED
JAN 23 2002
316
WASH. D.C.

News Release

17 December 2001

Anglo American plc ("AA plc") notification: DB Investments ("DBI") announcement

AA plc wishes to draw attention to the following announcement made by DBI today, attached hereto.

DB Investments announcement:

For immediate release Monday 17th December 2001

De Beers signs $4bn Trade Agreement with Russia's Alrosa

De Beers and the Russian diamond producer, Alrosa, have signed a new five-year $4bn trade agreement, providing for sales to De Beers of $800m a year over the life of the contract.

The agreement was signed today in the Russian Republic of Sakha (Yakutia), by Mr Nicky Oppenheimer, Chairman, and Mr Gary Ralfe, Managing Director, on behalf of De Beers and Mr Vyacheslav Shtyrov, President, on behalf of Alrosa. It was signed in the presence of Mr Alexei Kudrin, Deputy Prime Minister and Minister of Finance of the Russian Federation.

De Beers believes the agreement will ensure continued confidence and enhanced efficiency in the world diamond market, particularly in the current economic climate. That reassurance is important not only to the consumer and the world diamond industry, but especially to the Governments of Botswana, Namibia and South Africa. These major producing nations depend on a strong international market in rough diamonds to support their mines, their employment and the health of their economies and currencies and to meet their further development needs.

The agreement will provide a guaranteed source of income to the Republic of Sakha (Yakutia), whose economy is also critically dependent on its diamond revenue.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For Alrosa itself the contract can be leveraged on the international capital market to fund the planned re-development and expansion of its diamond mines. De Beers will continue to provide technical co-operation to Alrosa to assist in the conversion of its mines from open-pit to underground.

The agreement, the latest in a relationship between De Beers and the Russian diamond industry dating back more than 40 years, is not an exclusive export contract, but covers about 50 percent of Alrosa's annual production of rough diamonds. $500 million will be run-of-mine and $300 million an export assortment. The remaining 50 percent will be available to supply Russia's own growing cutting industry.

Under European competition rules, the trade agreement will be notified to the European Commission for clearance early in 2002. Having been granted clearance for its retail enterprise with LVMH Moët Hennessy Louis Vuitton, De Beers continues to work closely with the Commission on its Supplier of Choice strategy. It is committed to addressing any concerns that the Commission may have about the new trade agreement.

In the meantime and with the benefits to the industry in mind, De Beers and Alrosa have established an interim framework within which they will continue to trade on a willing buyer, willing seller basis.

Speaking in Yakutsk today, the Deputy Prime Minister of Russia and Minister of Finance, Mr Kudrin, welcomed the agreement on behalf of his Government. "Russia supports the continuation of the trading relationship between Alrosa and De Beers which will be of great benefit to the Russian diamond industry in particular, and to the Russian economy in general. It should also contribute to increased investor confidence in the Russian Federation."

Mr Vyacheslav Shtyrov also welcomed the agreement and stressed that it was especially important to the financial stability and economic development of the Republic of Sakha. "It will provide Alrosa with guaranteed hard currency revenue, the security to obtain credits from western financial institutions and give Alrosa access to De Beers' technical expertise in underground mining. All this will help Alrosa maintain and increase its production in the years ahead."

De Beers' chairman, Mr Nicky Oppenheimer, said that it would enable De Beers to continue to provide its clients with the full assortment of diamonds – " to which Alrosa's supplies make such an important contribution". As such, it would play a valuable role in helping De Beers to " achieve our objective of expanding demand for diamond jewellery, in competition with other luxury goods."

De Beers Contacts:

London	Kate Evan-Jones	(44-207) 430 3531/ (44-7720) 350-234
	Lynette Hori	(44-207) 430 3509/ (44-7740) 393-260

Further information relating to this announcement may be obtained by visiting www.debeersgroup.com. A selection of images may be downloaded from www.newscast-online.com

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 13 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 7,917 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,186,344 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 13 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

14 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 12 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 105,100 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,194,261 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 12 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

13 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

90,000 shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

90,000 shares

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £10.432394

13) Date of transaction

12 December 2001

14) Date company informed

12 December 2001

15) Total holding following this notification

8,208 shares (including interests on a conditional basis in 4,104 shares)
243,620 options (including interests on a conditional basis in 137,320 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel: 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Mr N Jordan

Date of Notification..13 December 2001....................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 11 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 14,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,299,361 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 11 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

12 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

44,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

44,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £11.128959

13) Date of transaction

10 December 2001

14) Date company informed

10 December 2001

15) Total holding following this notification

37,716 shares (including interests on a conditional basis in 18,820 shares)

539,926 options (including interests on a conditional basis in 355,834 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..11 December 2001...................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 10 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 145,900 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,314,061 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

11 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 18 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 100,000 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,020,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 18 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

19 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 14 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 66,200 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,120,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 14 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

17 December 2001



News Release

17 December 2001

Anglo American plc ("AA plc") notification:
DB Investments ("DBI") announcement

AA plc wishes to draw attention to the following announcement made by DBI today, attached hereto.

DB Investments announcement:

For immediate release Monday 17th December 2001

De Beers signs $4bn Trade Agreement with Russia's Alrosa

De Beers and the Russian diamond producer, Alrosa, have signed a new five-year $4bn trade agreement, providing for sales to De Beers of $800m a year over the life of the contract.

The agreement was signed today in the Russian Republic of Sakha (Yakutia), by Mr Nicky Oppenheimer, Chairman, and Mr Gary Ralfe, Managing Director, on behalf of De Beers and Mr Vyacheslav Shtyrov, President, on behalf of Alrosa. It was signed in the presence of Mr Alexei Kudrin, Deputy Prime Minister and Minister of Finance of the Russian Federation.

De Beers believes the agreement will ensure continued confidence and enhanced efficiency in the world diamond market, particularly in the current economic climate. That reassurance is important not only to the consumer and the world diamond industry, but especially to the Governments of Botswana, Namibia and South Africa. These major producing nations depend on a strong international market in rough diamonds to support their mines, their employment and the health of their economies and currencies and to meet their further development needs.

The agreement will provide a guaranteed source of income to the Republic of Sakha (Yakutia), whose economy is also critically dependent on its diamond revenue.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For Alrosa itself the contract can be leveraged on the international capital market to fund the planned re-development and expansion of its diamond mines. De Beers will continue to provide technical co-operation to Alrosa to assist in the conversion of its mines from open-pit to underground.

The agreement, the latest in a relationship between De Beers and the Russian diamond industry dating back more than 40 years, is not an exclusive export contract, but covers about 50 percent of Alrosa's annual production of rough diamonds. $500 million will be run-of-mine and $300 million an export assortment. The remaining 50 percent will be available to supply Russia's own growing cutting industry.

Under European competition rules, the trade agreement will be notified to the European Commission for clearance early in 2002. Having been granted clearance for its retail enterprise with LVMH Moët Hennessy Louis Vuitton, De Beers continues to work closely with the Commission on its Supplier of Choice strategy. It is committed to addressing any concerns that the Commission may have about the new trade agreement.

In the meantime and with the benefits to the industry in mind, De Beers and Alrosa have established an interim framework within which they will continue to trade on a willing buyer, willing seller basis.

Speaking in Yakutsk today, the Deputy Prime Minister of Russia and Minister of Finance, Mr Kudrin, welcomed the agreement on behalf of his Government. "Russia supports the continuation of the trading relationship between Alrosa and De Beers which will be of great benefit to the Russian diamond industry in particular, and to the Russian economy in general. It should also contribute to increased investor confidence in the Russian Federation."

Mr Vyacheslav Shtyrov also welcomed the agreement and stressed that it was especially important to the financial stability and economic development of the Republic of Sakha. "It will provide Alrosa with guaranteed hard currency revenue, the security to obtain credits from western financial institutions and give Alrosa access to De Beers' technical expertise in underground mining. All this will help Alrosa maintain and increase its production in the years ahead."

De Beers' chairman, Mr Nicky Oppenheimer, said that it would enable De Beers to continue to provide its clients with the full assortment of diamonds – " to which Alrosa's supplies make such an important contribution". As such, it would play a valuable role in helping De Beers to " achieve our objective of expanding demand for diamond jewellery, in competition with other luxury goods."

<u>De Beers Contacts:</u>

London	Kate Evan-Jones	(44-207) 430 3531/ (44-7720) 350-234
	Lynette Hori	(44-207) 430 3509/ (44-7740) 393-260

Further information relating to this announcement may be obtained by visiting www.debeersgroup.com. A selection of images may be downloaded from www.newscast-online.com

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 13 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 7,917 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,186,344 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 13 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

14 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 12 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 105,100 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,194,261 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 12 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

13 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

90,000 shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

90,000 shares

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £10.432394

13) Date of transaction

12 December 2001

14) Date company informed

12 December 2001

15) Total holding following this notification

8,208 shares (including interests on a conditional basis in 4,104 shares)
243,620 options (including interests on a conditional basis in 137,320 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel: 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Mr N Jordan

Date of Notification..13 December 2001....................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 11 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 14,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,299,361 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 11 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

12 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

44,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

44,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £11.128959

13) Date of transaction

10 December 2001

14) Date company informed

10 December 2001

15) Total holding following this notification

37,716 shares (including interests on a conditional basis in 18,820 shares)

539,926 options (including interests on a conditional basis in 355,834 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..11 December 2001...................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 10 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 145,900 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,314,061 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

11 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 18 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 100,000 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,020,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 18 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

19 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 14 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 66,200 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,120,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 14 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

17 December 2001



News Release

17 December 2001

Anglo American plc ("AA plc") notification:
DB Investments ("DBI") announcement

AA plc wishes to draw attention to the following announcement made by DBI today, attached hereto.

DB Investments announcement:

For immediate release Monday 17th December 2001

De Beers signs $4bn Trade Agreement with Russia's Alrosa

De Beers and the Russian diamond producer, Alrosa, have signed a new five-year $4bn trade agreement, providing for sales to De Beers of $800m a year over the life of the contract.

The agreement was signed today in the Russian Republic of Sakha (Yakutia), by Mr Nicky Oppenheimer, Chairman, and Mr Gary Ralfe, Managing Director, on behalf of De Beers and Mr Vyacheslav Shtyrov, President, on behalf of Alrosa. It was signed in the presence of Mr Alexei Kudrin, Deputy Prime Minister and Minister of Finance of the Russian Federation.

De Beers believes the agreement will ensure continued confidence and enhanced efficiency in the world diamond market, particularly in the current economic climate. That reassurance is important not only to the consumer and the world diamond industry, but especially to the Governments of Botswana, Namibia and South Africa. These major producing nations depend on a strong international market in rough diamonds to support their mines, their employment and the health of their economies and currencies and to meet their further development needs.

The agreement will provide a guaranteed source of income to the Republic of Sakha (Yakutia), whose economy is also critically dependent on its diamond revenue.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For Alrosa itself the contract can be leveraged on the international capital market to fund the planned re-development and expansion of its diamond mines. De Beers will continue to provide technical co-operation to Alrosa to assist in the conversion of its mines from open-pit to underground.

The agreement, the latest in a relationship between De Beers and the Russian diamond industry dating back more than 40 years, is not an exclusive export contract, but covers about 50 percent of Alrosa's annual production of rough diamonds. $500 million will be run-of-mine and $300 million an export assortment. The remaining 50 percent will be available to supply Russia's own growing cutting industry.

Under European competition rules, the trade agreement will be notified to the European Commission for clearance early in 2002. Having been granted clearance for its retail enterprise with LVMH Moët Hennessy Louis Vuitton, De Beers continues to work closely with the Commission on its Supplier of Choice strategy. It is committed to addressing any concerns that the Commission may have about the new trade agreement.

In the meantime and with the benefits to the industry in mind, De Beers and Alrosa have established an interim framework within which they will continue to trade on a willing buyer, willing seller basis.

Speaking in Yakutsk today, the Deputy Prime Minister of Russia and Minister of Finance, Mr Kudrin, welcomed the agreement on behalf of his Government. "Russia supports the continuation of the trading relationship between Alrosa and De Beers which will be of great benefit to the Russian diamond industry in particular, and to the Russian economy in general. It should also contribute to increased investor confidence in the Russian Federation."

Mr Vyacheslav Shtyrov also welcomed the agreement and stressed that it was especially important to the financial stability and economic development of the Republic of Sakha. "It will provide Alrosa with guaranteed hard currency revenue, the security to obtain credits from western financial institutions and give Alrosa access to De Beers' technical expertise in underground mining. All this will help Alrosa maintain and increase its production in the years ahead."

De Beers' chairman, Mr Nicky Oppenheimer, said that it would enable De Beers to continue to provide its clients with the full assortment of diamonds – " to which Alrosa's supplies make such an important contribution". As such, it would play a valuable role in helping De Beers to " achieve our objective of expanding demand for diamond jewellery, in competition with other luxury goods."

De Beers Contacts:

London	Kate Evan-Jones	(44-207) 430 3531/ (44-7720) 350-234
	Lynette Hori	(44-207) 430 3509/ (44-7740) 393-260

Further information relating to this announcement may be obtained by visiting www.debeersgroup.com. A selection of images may be downloaded from www.newscast-online.com

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 13 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 7,917 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,186,344 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 13 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

14 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 12 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 105,100 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,194,261 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 12 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

13 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

90,000 shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

90,000 shares

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £10.432394

13) Date of transaction

12 December 2001

14) Date company informed

12 December 2001

15) Total holding following this notification

8,208 shares (including interests on a conditional basis in 4,104 shares)
243,620 options (including interests on a conditional basis in 137,320 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel: 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Mr N Jordan

Date of Notification..13 December 2001....................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 11 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 14,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,299,361 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 11 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

12 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

44,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

44,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £11.128959

13) Date of transaction

10 December 2001

14) Date company informed

10 December 2001

15) Total holding following this notification

37,716 shares (including interests on a conditional basis in 18,820 shares)

539,926 options (including interests on a conditional basis in 355,834 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..11 December 2001...................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 10 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 145,900 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,314,061 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

11 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 18 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 100,000 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,020,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 18 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

19 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 14 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 66,200 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,120,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 14 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

17 December 2001



News Release

17 December 2001

**Anglo American plc ("AA plc") notification:
DB Investments ("DBI") announcement**

AA plc wishes to draw attention to the following announcement made by DBI today, attached hereto.

DB Investments announcement:

For immediate release Monday 17th December 2001

De Beers signs $4bn Trade Agreement with Russia's Alrosa

De Beers and the Russian diamond producer, Alrosa, have signed a new five-year $4bn trade agreement, providing for sales to De Beers of $800m a year over the life of the contract.

The agreement was signed today in the Russian Republic of Sakha (Yakutia), by Mr Nicky Oppenheimer, Chairman, and Mr Gary Ralfe, Managing Director, on behalf of De Beers and Mr Vyacheslav Shtyrov, President, on behalf of Alrosa. It was signed in the presence of Mr Alexei Kudrin, Deputy Prime Minister and Minister of Finance of the Russian Federation.

De Beers believes the agreement will ensure continued confidence and enhanced efficiency in the world diamond market, particularly in the current economic climate. That reassurance is important not only to the consumer and the world diamond industry, but especially to the Governments of Botswana, Namibia and South Africa. These major producing nations depend on a strong international market in rough diamonds to support their mines, their employment and the health of their economies and currencies and to meet their further development needs.

The agreement will provide a guaranteed source of income to the Republic of Sakha (Yakutia), whose economy is also critically dependent on its diamond revenue.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For Alrosa itself the contract can be leveraged on the international capital market to fund the planned re-development and expansion of its diamond mines. De Beers will continue to provide technical co-operation to Alrosa to assist in the conversion of its mines from open-pit to underground.

The agreement, the latest in a relationship between De Beers and the Russian diamond industry dating back more than 40 years, is not an exclusive export contract, but covers about 50 percent of Alrosa's annual production of rough diamonds. $500 million will be run-of-mine and $300 million an export assortment. The remaining 50 percent will be available to supply Russia's own growing cutting industry.

Under European competition rules, the trade agreement will be notified to the European Commission for clearance early in 2002. Having been granted clearance for its retail enterprise with LVMH Moët Hennessy Louis Vuitton, De Beers continues to work closely with the Commission on its Supplier of Choice strategy. It is committed to addressing any concerns that the Commission may have about the new trade agreement.

In the meantime and with the benefits to the industry in mind, De Beers and Alrosa have established an interim framework within which they will continue to trade on a willing buyer, willing seller basis.

Speaking in Yakutsk today, the Deputy Prime Minister of Russia and Minister of Finance, Mr Kudrin, welcomed the agreement on behalf of his Government. "Russia supports the continuation of the trading relationship between Alrosa and De Beers which will be of great benefit to the Russian diamond industry in particular, and to the Russian economy in general. It should also contribute to increased investor confidence in the Russian Federation."

Mr Vyacheslav Shtyrov also welcomed the agreement and stressed that it was especially important to the financial stability and economic development of the Republic of Sakha. "It will provide Alrosa with guaranteed hard currency revenue, the security to obtain credits from western financial institutions and give Alrosa access to De Beers' technical expertise in underground mining. All this will help Alrosa maintain and increase its production in the years ahead."

De Beers' chairman, Mr Nicky Oppenheimer, said that it would enable De Beers to continue to provide its clients with the full assortment of diamonds – " to which Alrosa's supplies make such an important contribution". As such, it would play a valuable role in helping De Beers to " achieve our objective of expanding demand for diamond jewellery, in competition with other luxury goods."

De Beers Contacts:

London	Kate Evan-Jones	(44-207) 430 3531/ (44-7720) 350-234
	Lynette Hori	(44-207) 430 3509/ (44-7740) 393-260

Further information relating to this announcement may be obtained by visiting www.debeersgroup.com. A selection of images may be downloaded from www.newscast-online.com

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 13 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 7,917 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,186,344 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 13 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

14 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 12 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 105,100 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,194,261 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 12 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

13 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

90,000 shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

90,000 shares

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £10.432394

13) Date of transaction

12 December 2001

14) Date company informed

12 December 2001

15) Total holding following this notification

8,208 shares (including interests on a conditional basis in 4,104 shares)
243,620 options (including interests on a conditional basis in 137,320 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel: 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Mr N Jordan

Date of Notification..13 December 2001....................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 11 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 14,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,299,361 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 11 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

12 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

44,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

44,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £11.128959

13) Date of transaction

10 December 2001

14) Date company informed

10 December 2001

15) Total holding following this notification

37,716 shares (including interests on a conditional basis in 18,820 shares)

539,926 options (including interests on a conditional basis in 355,834 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..11 December 2001...................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 10 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 145,900 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,314,061 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

11 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 18 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 100,000 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,020,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 18 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

19 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 14 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 66,200 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,120,144 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 14 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

17 December 2001



News Release

17 December 2001

Anglo American plc ("AA plc") notification:
DB Investments ("DBI") announcement

AA plc wishes to draw attention to the following announcement made by DBI today, attached hereto.

DB Investments announcement:

For immediate release Monday 17th December 2001

De Beers signs $4bn Trade Agreement with Russia's Alrosa

De Beers and the Russian diamond producer, Alrosa, have signed a new five-year $4bn trade agreement, providing for sales to De Beers of $800m a year over the life of the contract.

The agreement was signed today in the Russian Republic of Sakha (Yakutia), by Mr Nicky Oppenheimer, Chairman, and Mr Gary Ralfe, Managing Director, on behalf of De Beers and Mr Vyacheslav Shtyrov, President, on behalf of Alrosa. It was signed in the presence of Mr Alexei Kudrin, Deputy Prime Minister and Minister of Finance of the Russian Federation.

De Beers believes the agreement will ensure continued confidence and enhanced efficiency in the world diamond market, particularly in the current economic climate. That reassurance is important not only to the consumer and the world diamond industry, but especially to the Governments of Botswana, Namibia and South Africa. These major producing nations depend on a strong international market in rough diamonds to support their mines, their employment and the health of their economies and currencies and to meet their further development needs.

The agreement will provide a guaranteed source of income to the Republic of Sakha (Yakutia), whose economy is also critically dependent on its diamond revenue.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

For Alrosa itself the contract can be leveraged on the international capital market to fund the planned re-development and expansion of its diamond mines. De Beers will continue to provide technical co-operation to Alrosa to assist in the conversion of its mines from open-pit to underground.

The agreement, the latest in a relationship between De Beers and the Russian diamond industry dating back more than 40 years, is not an exclusive export contract, but covers about 50 percent of Alrosa's annual production of rough diamonds. $500 million will be run-of-mine and $300 million an export assortment. The remaining 50 percent will be available to supply Russia's own growing cutting industry.

Under European competition rules, the trade agreement will be notified to the European Commission for clearance early in 2002. Having been granted clearance for its retail enterprise with LVMH Moët Hennessy Louis Vuitton, De Beers continues to work closely with the Commission on its Supplier of Choice strategy. It is committed to addressing any concerns that the Commission may have about the new trade agreement.

In the meantime and with the benefits to the industry in mind, De Beers and Alrosa have established an interim framework within which they will continue to trade on a willing buyer, willing seller basis.

Speaking in Yakutsk today, the Deputy Prime Minister of Russia and Minister of Finance, Mr Kudrin, welcomed the agreement on behalf of his Government. "Russia supports the continuation of the trading relationship between Alrosa and De Beers which will be of great benefit to the Russian diamond industry in particular, and to the Russian economy in general. It should also contribute to increased investor confidence in the Russian Federation."

Mr Vyacheslav Shtyrov also welcomed the agreement and stressed that it was especially important to the financial stability and economic development of the Republic of Sakha. "It will provide Alrosa with guaranteed hard currency revenue, the security to obtain credits from western financial institutions and give Alrosa access to De Beers' technical expertise in underground mining. All this will help Alrosa maintain and increase its production in the years ahead."

De Beers' chairman, Mr Nicky Oppenheimer, said that it would enable De Beers to continue to provide its clients with the full assortment of diamonds – " to which Alrosa's supplies make such an important contribution". As such, it would play a valuable role in helping De Beers to " achieve our objective of expanding demand for diamond jewellery, in competition with other luxury goods."

De Beers Contacts:

London	Kate Evan-Jones	(44-207) 430 3531/ (44-7720) 350-234
	Lynette Hori	(44-207) 430 3509/ (44-7740) 393-260

Further information relating to this announcement may be obtained by visiting www.debeersgroup.com. A selection of images may be downloaded from www.newscast-online.com

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 13 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 7,917 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,186,344 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 13 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

14 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 12 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 105,100 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,194,261 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 12 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

13 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

90,000 shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

90,000 shares

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £10.432394

13) Date of transaction

12 December 2001

14) Date company informed

12 December 2001

15) Total holding following this notification

8,208 shares (including interests on a conditional basis in 4,104 shares)
243,620 options (including interests on a conditional basis in 137,320 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel: 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Mr N Jordan

Date of Notification..13 December 2001....................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 11 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 14,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,299,361 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 11 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

12 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

44,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

44,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand51.25 Selling price = £11.128959

13) Date of transaction

10 December 2001

14) Date company informed

10 December 2001

15) Total holding following this notification

37,716 shares (including interests on a conditional basis in 18,820 shares)

539,926 options (including interests on a conditional basis in 355,834 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..11 December 2001...................

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 10 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 145,900 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 59,314,061 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 10 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

11 December 2001